[LETTERHEAD OF SANDLER O’NEILL + PARTNERS]

February 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Columbia Financial, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-221912

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Columbia Financial, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Thursday, February 8, 2018, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL + PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Catherine Lawton
Authorized Signatory

cc:	Jessica Livingston, U.S. Securities and Exchange Commission